03 DEC 10 AM 7:21

82-4040

ANGLO AMERICAN

03045043

SUPPL

News Release

4 December 2003

Anglo American notification:
Anglo Platinum expansion review and trading update

Anglo American plc ("Anglo American") wishes to draw attention to an announcement made by Anglo Platinum regarding the Anglo Platinum expansion review and trading update.

Anglo American Platinum

dlw 12/11

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

MEDIA AND SENS RELEASE

Anglo Platinum expansion review and trading update

Background

On 16 May 2000 Anglo Platinum announced a major expansion programme to increase mining production from the 1999 base of some 2 million ounces to 3,5 million ounces of refined platinum by the end of calendar year 2006. In that year some 3,4 million ounces of platinum were expected to be produced. In November 2002 more details regarding specific projects and capital expenditure to reach this target were announced.

At the half year results presentation on 30 July 2003, shareholders were advised that the much stronger than anticipated rand and lower US dollar prices for the basket of metals sold, had severely affected operating cashflows. Moreover, if such prices and exchange rates were to persist, project returns and funding requirements would be further impacted.

Consequently, the Group has reviewed all aspects of its strategy and expansion programme against a backdrop of:

- The impact of a 26 percent increase in South African producer price inflation on mining costs over the past three years.
- Over the same period, despite an increase in the platinum price, a net decrease of 14 percent in the US dollar value of the basket of metals produced by the Group.
- A 50 percent appreciation in the value of the rand from its low of over R13 to the US dollar in December 2001.

Supply / demand

The review confirmed that current and future demand for platinum remain robust. Anglo Platinum remains firmly committed to expanding its production base. However, as a result of the factors discussed above, in particular because of the uncertainty of the rand's future movements, Anglo Platinum intends to slow down the rate of implementation of its expansion projects. The effect of this slowdown on the expected ongoing platinum supply deficit is likely to be lessened by an increase in palladium usage in autocatalysts and a softening of platinum jewellery offtake. Anglo Platinum's long-term strategy to grow markets for platinum group metals, expand production to meet the increased demand and optimise operations remains in place.

Project progress in 2003

During 2003 significant progress has been made with the expansion programme. The Polokwane smelter, designed to process concentrate from Eastern Limb operations, was successfully commissioned in March. The slag-cleaning furnace at Rustenburg was commissioned. The ACP converter plant was brought on stream and continues to increase throughput in line with its commissioning schedule. Phase 1 of the

Rustenburg tailings project is being commissioned ahead of schedule. Agreement was reached with Aquarius Platinum to jointly mine contiguous properties in the Kroondal area from which revenue benefits are expected in 2004. The Bafokeng-Rasimone and Modikwa projects have continued to increase production levels.

Impact of the review

The impact of the review on Anglo Platinum's project suite is to slow down the implementation of a number of mining projects by between one and three years. Ore treatment, smelting and refining projects will continue to be expanded to meet the requirements of the build up in the mining profile. In addition, rationalisation of existing operations will be undertaken to improve operating margins.

Consultations with stakeholders have commenced regarding the implementation of operational interventions and the project slowdown. Anglo Platinum will endeavour to soften the impact of actions taken and every effort will be made to minimise job losses.

The Group is budgeting to increase production of refined platinum from 2,3 million ounces in 2003 to approximately 2,45 million ounces in 2004. This represents a 2,0 % decline from the previously targeted production level for 2004 and is based on a rand / US dollar exchange rate of R7,0 to the US dollar. The production targets may be revised from time to time, as they remain dependent on the rand / US dollar exchange rate and the prices of the metals produced and sold by Anglo Platinum. Should the outlook improve, Anglo Platinum has the flexibility to accelerate project implementation. The production of refined platinum is now planned to increase to approximately 2,9 million ounces in 2006 compared to the 3,4 million ounce level originally envisaged.

In terms of announced projects, the Bafokeng-Rasimone and Modikwa ramp-up operations are unaffected. The Twickenham and Der Brochen projects will be slowed down. Anglo Platinum remains in discussion with its black economic empowerment partners on the Paschaskraal and Booysensdal projects and will complete bankable feasibility studies in due course, following which a joint announcement on each project will be made. The Pandora JV implementation may be slowed down in agreement with our partners. The UG2 project at Rustenburg, which sources ore from new declines and existing shafts, will be optimised to include more of the higher platinum content Merensky ore than originally envisaged in the short term. The second phase of the Rustenburg tailings project will be slowed down. The Kroondal venture will continue as originally planned.

Capital expenditure

Total capital expenditure in 2004 is now expected to be R6,2bn, comprising R2,3bn for ongoing capital expenditure, R1,8bn for production replacement projects, R1,8bn for expansion projects and R0,3bn for capitalised interest. In terms of the revised implementation programme expansion capital expenditure over the period 2003 to 2006 will reduce from R15,3bn to R11,0 bn. All capital expenditure figures are stated in 2003 money terms.

Funding

Anglo Platinum is evaluating all financing options to fund the expansion programme and expects to finalise proposals by the end of the first quarter of 2004. Anglo American has indicated that it remains supportive of Anglo Platinum's expansion plans.

Black Economic Empowerment

Anglo Platinum has established significant joint ventures with historically disadvantaged South African groupings. The Group is pleased with the progress it has made regarding black economic empowerment. This progress includes facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum, a 50:50 joint venture with African Rainbow Minerals in respect of the Modikwa platinum mine and, subject to the fulfilment of certain suspensive conditions, the 50:50 Bafokeng-Rasimone joint venture with the Royal Bafokeng Nation incorporating the Styldrift project area. Anglo Platinum remains in discussions with the Pelawan and Khumama consortia on the Paschaskraal and Booysensdal joint venture projects respectively. The revised project scheduling will not in any way affect Anglo Platinum's black economic empowerment commitments or ability to comply with the requirements of the Mining Charter.

Trading statement

Anglo Platinum advised shareholders on 30 July 2003 that it expected earnings for the year ending December 2003 to be significantly below those for the year ended December 2002 as a result of the stronger rand / US dollar exchange rate.

As a result of the continued strengthening of the rand and in compliance with the revised listings requirements (Section 3.4 (b)) of the JSE Securities Exchange South Africa ("JSE"), which became effective on 1 September 2003, the Company wishes to advise shareholders that headline earnings for the year ending December 2003 are expected to be substantially lower than those for the year ended December 2002.

Furthermore the Company has observed that the market consensus of forecast headline earnings for the year ending December 2003 is materially higher than the Group's current forecast.

The difference appears to be mainly as a result of the market assuming a weaker average rand / US dollar exchange rate for the year to December 2003 than the company expects to achieve when rates are matched to the fluctuating metal sales profile for the year. Should the rand remain at current levels, the Company expects the effective average rand US / dollar exchange rate to be around R 7,4 to the US dollar for the year.

In addition, and as a result of the steady strengthening of the rand over the year, the Company expects foreign exchange losses to be materially higher in the second half of the year when compared to the first half, assuming R6,6 to the US dollar on 31 December 2003. These losses arise due to the difference in exchange rate between

the date of sale of metals in US dollars and the date of conversion to rand when those revenues are repatriated.

Anglo Platinum has submitted an accountant's report in relation to this trading statement to the JSE in accordance with the listings requirements of the JSE. The accountant's report is available for inspection at Anglo Platinum's offices at 55 Marshall Street, Johannesburg.

The forecast in this trading statement has been prepared using accounting policies consistent with those applied at 31 December 2002 except for the change in the inventory accounting policy as advised to shareholders on 30 July 2003.

For further information please consult the Company's website
(www.angloplatinum.com)
or contact Mike Mtakati
011 373 6865
083 455 7887

4 December 2003

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
(Share code: AGL)
(ISIN Code: GB0004901517)
("Anglo American")

SALIENT DATES OF THE MANDATORY CASH OFFER TO KUMBA SHAREHOLDERS

1. INTRODUCTION

On Friday, 31 October 2003 shareholders of Kumba Resources Limited ("Kumba") were advised that Anglo American, through its wholly owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), had increased its beneficial shareholding in Kumba to over 35% and that ASAC would be extending a mandatory cash offer to Kumba shareholders, other than Anglo American and its concert parties.

In terms of the offer, ASAC will irrevocably and unconditionally offer to acquire all of the shares held by Kumba shareholders, other than Anglo American and its concert parties, for a cash consideration of 3 700 cents per share.

2. SALIENT DATES AND TIMES

Set out below are the salient dates and times of the offer:

	2003
Offer opens at 09:00	Friday, 14 November
Last day to trade to be eligible to participate in the offer	Friday, 28 November
Kumba shares trade "ex" the offer	Monday, 1 December
Record date to participate in the offer at the close of business	Friday, 5 December
Offer closes at 12:00 noon	Friday, 5 December
Results of offer announcement published on Securities Exchange News Service ("SENS")	Monday, 8 December
Results of offer announcement published in the press	Tuesday, 9 December

In the case of a dematerialised Kumba shareholder, payment will be made by crediting your account at your Central Securities Depository Participant ("CSDP") or broker, as the case may be, as soon as possible after, but at least within five business days of the day of receipt of a valid acceptance by the transfer secretaries.

In the case of a certificated Kumba shareholder, payment will be made by cheque or deposited directly into your bank account, whichever you instruct, at the risk of the Kumba shareholder concerned, as soon as possible after, but at least within five business days of the day on which a valid form of acceptance and surrender and relevant documents of title are received by the transfer secretaries.

Notes:

1. Kumba shareholders should note that as trade in Kumba shares is settled through the STRATE system, settlement of trades takes place five business days after the date of the trade. Accordingly, any person who acquires Kumba shares after the last day to trade, being Friday, 28 November 2003, will not be recorded as a Kumba shareholder by the record date, being Friday, 5 December 2003, and such person will, therefore, not be eligible to participate in the offer.
2. ASAC reserves, in its sole and absolute discretion, the right to extend the offer period and, therefore, the closing date, in which event all amended dates and times relating to the offer will be published on SENS and in the Business Day and Beeld, being English and Afrikaans language newspapers circulating in South Africa.
3. Shares cannot be dematerialised or rematerialised between Monday, 1 December 2003 and Friday, 5 December 2003, both days inclusive.
4. If you have dematerialised your Kumba shares and wish to accept the offer, you must notify and instruct your CSDP or broker, as the case may be, of your acceptance of the offer in the manner stipulated in the agreement governing your relationship with your CSDP or broker, by the time and date stipulated by your CSDP or broker and instruct them to deliver electronically your Kumba shares against payment of the offer consideration.
5. All dates and times indicated are references to South African dates and times.

3. DOCUMENTATION

A circular setting out full details of the offer to Kumba shareholders has received all regulatory approvals and will be posted to Kumba shareholders today.

Johannesburg
14 November 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB
WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

03 DEC 10 AM 7:21

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
(Share code: AGL)
(ISIN Code: GB0004901517)
("Anglo American")

ANNOUNCEMENT OF A MANDATORY OFFER TO KUMBA'S SHAREHOLDERS

1. INTRODUCTION

Shareholders of Kumba Resources Limited ("Kumba") are advised that Anglo American, through its wholly owned South African subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), has acquired an additional 2 019 507 Kumba shares at a maximum price of 3 600 cents per share bringing Anglo American's total shareholding in Kumba to 103 986 980 shares. As a consequence of Anglo American holding just over 35% of the issued share capital of Kumba, an affected transaction has occurred in terms of the Securities Regulation Code on Take-overs and Mergers and Rules of the Securities Regulation Panel. Accordingly, Anglo American is required to extend a mandatory cash offer to Kumba's shareholders, other than Anglo American and its concert parties, to acquire all of their shares in Kumba (the "offer shares") at a price of no less than 3 600 cents per share. Kumba's shareholders may accept the offer in whole or in part. The offer will be made by ASAC.

2. BACKGROUND AND RATIONALE FOR THE OFFER

As a global mining and natural resources company, Anglo American has sought for some time to strengthen its existing mining interests with a significant investment in the iron ore sector. Anglo American has strong confidence in the South African mining industry and therefore has decided to reinvest a significant portion of the funds realised from the disposal of its non-core South African investments in Kumba. Kumba, the fifth largest iron ore producer in the world, has a high quality iron ore portfolio with an attractive growth profile.

Anglo American intends to work together with Kumba to utilise the opportunity presented by exceptionally strong growth in global demand for iron ore to bring about a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure with a view to creating a world class iron ore operation with economic scale to compete internationally. As part of this strategy Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha Iron Ore Port.

To this effect Anglo American signed a Memorandum of Understanding ("MOU") with the South African Government ("Government") on 17 December 2002 in terms of which both parties agreed to co-operate to establish a Public Private Partnership to ensure that the iron ore resources in the Northern Cape, together with Orex and the Saldanha Iron Ore Port, are developed to their full potential.

The MOU affirms that Kumba will remain a South African company listed on the JSE Securities Exchange South Africa ("JSE"). Anglo American has separately committed to Government that it will not, at this time, increase its shareholding in Kumba above 49%. With a shareholding of around 49%, Anglo American will be an anchor shareholder for Kumba and will support Kumba's growth strategies.

Furthermore, as a leading participant in the formulation of the Broad Based Socio-Economic Empowerment Charter (the Mining Charter), Anglo American supports the introduction of meaningful and sustainable empowerment in Kumba. Anglo American will encourage and support Kumba's management to implement its current and future empowerment initiatives.

3. TERMS OF THE OFFER

ASAC will offer, irrevocably and unconditionally, to acquire the offer shares on the terms and conditions set out below.

3.1. The offer consideration

The offer will be for a cash consideration of 3 700 cents per Kumba share.

This represents a premium of approximately:

- 3% to the closing share price of 3 600 cents per Kumba share on 30 October 2003, being the last trading day immediately prior to this announcement; and
- 3% to the volume weighted average price per share over the 30 trading days immediately prior to this announcement.

3.2 Confirmation of financial resources

Deutsche Securities (SA) (Proprietary) Limited has confirmed to the Securities Regulation Panel ("SRP"), and to the SRP's satisfaction, that ASAC has sufficient resources to honour its commitments in terms of the offer.

4. FINANCIAL EFFECTS

Set out below, for illustrative purposes only, are the unaudited financial effects of the offer for Kumba shareholders who accept the offer, based on the audited results of Kumba for the year ended 30 June 2003:

	Before the offer (cents per share)	After the offer (cents per share)	Percentage change
Market value	**3 600** [(1)]	**3 700**	**3**
Net asset value	**1 657** [(2)]	**3 700**	**123**
Net tangible asset value	**1 651** [(2)]	**3 700**	**124**
Earnings	**242** [(3)]	**207** [(4)]	**(14)**
Headline earnings	**264** [(3)]	**207** [(4)]	**(22)**

Notes:

1. Being the closing share price on 30 October 2003, being the last trading day immediately prior to this announcement.
2. Being Kumba's reported net asset value per share and net tangible asset value per share as at 30 June 2003.
3. Being Kumba's reported earnings per share and headline earnings per share for the 12 months ended 30 June 2003.
4. Based on the assumption that the offer consideration of 3 700 cents per share was invested in a 365 day call account earning an average after-tax return of 5.6% during the 12 month period ended 30 June 2003.
5. No account has been taken of Capital Gains Tax in the calculation of the financial effects of the offer on Kumba shareholders who accept the offer shown in the table above.

5. SPECIAL ARRANGEMENTS

- No arrangements, undertakings or agreements have been concluded between Anglo American, ASAC, Kumba or any party acting in concert with any of them in relation to the offer shares.

- No arrangements, undertakings or agreements (including any compensation arrangements) which have any connection with, or dependence on the offer, exist between Anglo American, ASAC, or any concert party and any director of Kumba or any person who was a director of Kumba during the past 12 months prior to the offer or any holder of Kumba shares or any person who was a holder of Kumba shares within a period of 12 months prior to the offer.

6. OFFER DOCUMENT

An offer document setting out the full details of the offer will be posted as soon as possible and in any event within 30 days from the date of this announcement. A further announcement detailing the salient dates of the offer will be published as soon as possible.

Contact information

Nick von Schirnding
Head of Investor Relations
Tel: +44 20 7698 8540

Kate Aindow
Media Relations
Tel: +44 20 7698 8619

Financial adviser to Anglo American

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Attorneys to Anglo American

WWB
WEBBER WENTZEL BOWENS

Sponsor to Anglo American

CAZENOVE

Reporting Accountants

Deloitte & Touche

The offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States or Canada and, subject to certain exemptions, the offer is not capable of acceptance by any such use, means, instrumentality or facility or from within the United States or Canada. Accordingly, neither copies of this announcement nor any related offer documentation are being or may be mailed or otherwise distributed or sent in or into or from the United States or Canada.

In the United Kingdom this announcement is only intended for investment professionals, high net worth companies, partnerships, associations or trusts and investment personnel of any of the foregoing (each within the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001) and any other persons to whom it may be communicated lawfully. No other person in the United Kingdom should act or rely on it. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

This announcement includes forward-looking statements relating to the offer and Kumba, including those pertaining to the anticipated benefits to be realised from the proposed offer. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kumba, or industries in which they operate, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

ANGLO AMERICAN

News Release

29th October 2003

ANGLO AMERICAN PLC ANNOUNCES THE DISPOSAL OF ITS REMAINING STAKE IN LI & FUNG

Anglo American plc announces that it has disposed of its remaining 4.6% holding in Li & Fung Limited ("Li & Fung") for some $220m through a placing of shares.

This follows the announcement on 6 September 2000 regarding the disposal of some 5% in Li & Fung and the intention to dispose of the remaining 4.6% after the expiry of a three-year holding period.

Ends

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

03 DEC 10 AM 7:21

ANGLO AMERICAN

News Release

29 September 2003

Anglo American announces US $150 million upgrade at Mondi South Africa's Merebank paper mill

Anglo American plc ("Anglo American") will proceed with a US$150 million conversion and expansion of paper machine 1 (PM1) at its Merebank paper mill, in KwaZulu-Natal, South Africa. The announcement was made at a briefing in Durban today attended by South Africa's Trade and Industry Minister, Mr Alec Erwin.

The project will include upgrading of most parts of the existing PM1 and thus increase the capacity for competitive production of uncoated woodfree paper grades. The production of magazine paper grades on PM1 will be discontinued. Additional cutting capacity for the conversion of woodfree paper reels to A4 sheets will be installed as well. The mill's annual production of uncoated woodfree paper will increase from its current 274,000 tonnes to 524,000 tonnes by 2006.

A further amount of US$44 million will be invested in an emission reduction programme. As a first step, this will incorporate flue gas desulphurisation of the existing coal fired boilers at a cost of US$7 million. Mondi will also be proceeding with the installation of a US$37 million multi-fuel boiler as a subsequent stage in an overall plan which includes :

- *converting an existing oil fired boiler to gas*
- decommissioning one high-pressure oil fired boiler and replacing it with a new low-pressure gas fired boiler
- retiring the two remaining standby oil fired boilers following the installation of the new multi-fuel boiler

The combined impact of the plan will result in a 66% reduction in SO_2 emissions from the mill.

Andrew Thompson, Chairman and CEO of Mondi South Africa, said, "This significant development at the Merebank mill is an important further step in Mondi's strategy to grow our business in value-added cut paper grades, based upon our globally competitive eucalyptus forestry and pulp production base. Our markets for cut paper have shown consistent growth for several years, although they are subdued at present. This project will capitalise on our market position and significantly increase exports, in the case of Europe and other important markets, exclusively through the well-established international marketing network of Mondi Europe's Neusiedler.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

The measures to reduce environmental emissions have been developed after evaluation of all the options and in close consultation with relevant stakeholders. They also take into consideration common practice in highly developed countries, even in the most environmentally sensitive areas.

We much appreciate the constructive role played by Government to support both this industrial investment and thus sustainable development in this province of South Africa."

Ends

For further information:

Anglo American – London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Background note

Mondi South Africa forms part of **Anglo Paper and Packaging**, a division of Anglo American plc. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

26 September 2003

Anglo American plc launches GBP300 million bond offering issued under existing EMTN programme

Anglo American plc announces that it has launched its inaugural sterling denominated benchmark bond offering, through Anglo American Capital plc. The Royal Bank of Scotland plc and HSBC Bank plc are joint lead managers and bookrunners.

The bond matures in December 2010 and was priced at £99.465, paying a coupon of 5.125% at 74 bps over gilts.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Anglo American plc 03 DEC 10 AM 7:21

Pursuant to the above-named Company's Share Option Schemes options over

- 400,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 204,440 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 580,855 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 42,066 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

01 October 2003

END.

RNS 7378Q

Anglo American plc
(the "Company")

03 DEC 10 AM 7:21

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,366 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

9 October 2003

END.

MMS
CC: AWL
NvS
SEC + S.

RNS 228797

Anglo American plc

03 DEC 10 AM 7:21

Pursuant to the above-named Company's Share Option Schemes options over

- 148,400 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 74,056 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 291,412 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 17,699 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary
30 October 2003

END.

CC. MMS
AWL
NvS
Sec (4S)

RNS 7147S

Anglo American plc

03 DEC 10 AM 7:21

Pursuant to the above-named Company's Share Option Schemes options over

- 186,000 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 154,744 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 540,836 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 22,891 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

01 December 2003

END.

CC: AWL
NVS

03 DEC 10 AM 7:21

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Professor K A L M Van Miert

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

500 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.8975

13) Date of transaction

18 September 2003

14) Date company informed

18 September 2003

15) Total holding following this notification

500 ordinary shares

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...19 September 2003

CC: MMS
AWC
NVS.
SEC(+5)

Anglo American plc
24 September 2003

Anglo American plc (the "Company")

Correction to Notification issued 23 September 2003

The following replaces an announcement issued yesterday (23 September 2003). Due to an error by E Oppenheimer & Son (UK) Limited in their notification to the Company, the call options described below were stated to have been sold by CHL Investments, whereas in fact they were sold by E Oppenheimer & Son Holdings Limited. The announcement should therefore have been as follows:

1. "On the 22 September 2003 the Company was notified by representatives of Mr N.F. Oppenheimer, a director of the Company, that on 19 September 2003, E Oppenheimer & Son Holdings Limited sold call options maturing on 17 December, 2004 and exercisable at any time up to or on that date, over 5 million Ordinary Shares of Anglo American plc with a strike price of £14.25.

2. E Oppenheimer & Son Holdings Limited is ultimately controlled by trustees of trusts of which Mr N.F. Oppenheimer is a potential discretionary beneficiary. Mr N.F. Oppenheimer is therefore treated as having an interest in the transaction."

N Jordan
Secretary
24 September 2003

AVS 310616

03 DEC 10 AM 7:21

Anglo American plc
23 September 2003

Anglo American plc (the "Company")

Notification of Directors' Interests

1. On the 22 September 2003 the Company was notified by representatives of Mr N.F. Oppenheimer, a director of the Company, that on 19 September 2003, CHL Investments sold 15 month call options maturing on 17 December, 2004 and exercisable at any time up to or on that date, over 5 million Ordinary Shares of Anglo American plc with a strike price of £14.25.

2. CHL Investments is ultimately controlled by trustees of trusts of which Mr N.F. Oppenheimer is a potential discretionary beneficiary. Mr N.F. Oppenheimer is therefore treated as having an interest in the transaction.

N Jordan
Secretary
23 September 2003

CC: MMS
AWL
NJS
SEC + S.

AVS 279652
RNS 6359Q

03 DEC 10 AM 7:21

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,082 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 October 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,054 ordinary shares (including interests on a conditional basis in 70,873 shares)
A W Lea 84,737 ordinary shares (including interests on a conditional basis in 33,150 shares)
W A Nairn 35,640 ordinary shares (including interests on a conditional basis in 16,300 shares)

G A Wilkinson
Deputy Company Secretary
07 October 2003

MMS
CC: AWL
NVS
SEC +(5)

82-4548

03 DEC 10 AM 7:21

Anglo American plc
(the "Company")

RNS: 8198R
16.25 7/11/03

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 13,600 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 November 2003, was as follows:

A J Trahar	18	ordinary shares
A W Lea	18	ordinary shares
W A Nairn	18	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,072 ordinary shares (including interests on a conditional basis in 70,882 shares)
A W Lea 84,755 ordinary shares (including interests on a conditional basis in 33,159 shares)
W A Nairn 35,658 ordinary shares (including interests on a conditional basis in 16,309 shares)

G A Wilkinson
Deputy Company Secretary
07 November 2003